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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD SERVICES, INC. (Name of Subject Company (issuer))
SUPER 8 MOTEL DEVELOPERS, INC. (third party offeror) (Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK (Title of Class of Securities)
98151p105 (CUSIP Number of Class of Securities)

Mark S. Weitz, Marci K. Winga
Leonard, Street and Deinard Professional Association
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Tel. (612) 335-1500
Fax (612) 335-1657
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation:*	Amount of filing fee
$2,243,772	$449
*
For purposes of calculating the filing fee only, this calculation assumes the purchase of all 2,639,679 shares of common stock of World Services, Inc. outstanding as of June 30, 2001 at the tender offer price of $0.85 per share.
/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$449
Form or Registration No.:	5-62029
Filing Party:	Super 8 Motel Developers, Inc.
Date Filed:	October 2, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO is being filed on behalf of Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers") to amend and supplement Developers' Tender Offer Statement on Schedule TO, originally filed on October 2, 2001 (as amended and supplemented, the "Schedule TO"), with respect to the offer by Developers to purchase all the outstanding shares of common stock, par value $0.001 per share, of the subject company, World Services, Inc., a South Dakota corporation ("World Services"), at a purchase price of $0.85 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

    The information contained in the Schedule TO and the Offer to Purchase concerning World Services, including the outstanding share information, was taken from World Services' public filings with the Securities and Exchange Commission. Developers takes no responsibility for the accuracy of such information.

ITEM 4.  TERMS OF THE TRANSACTION

    Item 4 of the Schedule TO is hereby amended and supplemented by deleting in its entirety the first paragraph under the section entitled "CERTAIN CONDITIONS OF THE OFFER" in the Offer to Purchase, and replacing it with the following:

      "This section contains a discussion of all the material conditions of the Offer that you should consider in deciding whether or not to tender your shares.

      Notwithstanding any other provision of the Offer, Developers shall not be required to accept for payment or pay for any shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Developers' obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), the payment for, any tendered shares, if by the expiration of the Offer (as it may be extended) either the number of shares validly tendered and not withdrawn, shall not satisfy the Minimum Tender Condition, or the Company shall not have adopted the amendment to the Company's Articles of Incorporation to "opt out" of certain South Dakota anti-takeover statutes so as to satisfy the Special Meeting Condition."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 7 of the Schedule TO is hereby amended and supplemented by adding the following disclosures in the section entitled "SOURCES AND USES OF FUNDS" in the Offer to Purchase:

  •
  "As of September 30, 2001, Developers held approximately $2,017,000 of cash or cash equivalents."

  •
  "As of September 30, 2001, the Wells Fargo Bank National Prime variable rate was 6%."

  •
  "Developers does not currently have any specific plans with respect to the repayment or refinancing of its borrowings to fund the Offer."

ITEM 12.  EXHIBITS.

Exhibit Number		Description*
(a)(1)(A)	—	Offer to Purchase dated October 3, 2001.
(a)(1)(B)	—	Letter of Transmittal.
(a)(1)(C)	—	Letter to Shareholders dated October 3, 2001.
(a)(1)(D)	—	Press Release issued by Super 8 Motel Developers, Inc. on October 3, 2001.
(a)(1)(E)	—	Summary Advertisement published October 3, 2001.
(a)(1)(F)	—	Letter Agreement effective as of September 10, 2001.**
(a)(1)(G)	—	Release of Escrowed Shares Agreement dated September 25, 2001.***
*
All exhibits were previously filed on October 2, 2001.
**
Included as Annex A to the Offer to Purchase filed as a part of this Schedule TO.
***
Included as Annex B to the Offer to Purchase filed as a part of this Schedule TO.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPER 8 MOTEL DEVELOPERS, INC.
By:	/s/ Harvey Aman
Name:	Harvey Aman
Title:	President and Chief Operating Officer
Date:	October 18, 2001

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  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 12. EXHIBITS.
SIGNATURE